EXHIBIT 7.04

For Immediate Release

INSIGHT COMMUNICATIONS CONTROLLING SHAREHOLDERS AND THE
CARLYLE GROUP PROPOSE TO ACQUIRE COMPANY’S
OUTSTANDING PUBLIC SHARES

Insight Co-Founders Sid Knafel and Michael Willner Join with The Carlyle Group to Make $10.70 Cash Per Share Offer for Insight’s Public Shares

New York, NY, March 7, 2005 – Insight Communications Company, Inc.’s (NASDAQ: ICCI) (“Insight”) co-founders Sidney R. Knafel and Michael S. Willner and The Carlyle Group today announced that they are proposing to acquire the outstanding publicly held shares of Insight for $10.70 per share in cash.

The acquiring entity, which will be called New Insight LLC, is offering a price representing an 11% premium over the closing price of Insight’s stock on Friday, March 4, 2005 of $9.68 per share and a 17% premium over the six-month average closing price. The proposal values the total equity of Insight at approximately $650 million and implies an enterprise value of approximately $2.1 billion (based on Insight’s attributable share of indebtedness). The transaction will not result in a change of control. The company’s existing debt will remain outstanding.

Mr. Knafel, Chairman of Insight, stated, “This proposal represents an opportunity for Insight’s public shareholders to realize liquidity at a price higher than the shares have traded over the past 12 months.”

Mr. Willner, President and Chief Executive Officer of Insight, added, “In today’s increasingly competitive environment, the continued leadership of our current management team will ensure that our customers can look forward to getting the same outstanding service and innovative solutions they have come to expect from the same people who serve them today. Likewise, our employees can rest assured that it will be business as usual both during and after the transaction process is completed.”

Michael J. Connelly, Managing Director of The Carlyle Group, said, “Our commitment to this transaction demonstrates Carlyle’s confidence in Insight’s management and the U.S. cable television business. We look forward to supporting Sid, Michael and the other members of Insight’s experienced management team.”

Following today’s announcement, New Insight expects the Board of Directors of Insight to form a special committee of independent directors to consider the proposal with the assistance of outside financial and legal advisors. Directors of Insight affiliated with New Insight will not participate in the evaluation of the proposal.

The transaction will be implemented through a merger and will require shareholder approval, as well as approval by the special committee. The transaction can be consummated immediately after shareholder approval and is not subject to any regulatory or financing conditions other than compliance with Hart-Scott-Rodino Antitrust Improvements Act of 1976.

Mr. Knafel, Mr. Willner and their related parties collectively own shares of Insight representing approximately 14% of the equity and 62% of the vote. They have advised Insight’s Board that they will not consider any other transaction involving their interest in the company.

Morgan Stanley and Stephens are serving as New Insight’s financial advisors in the transaction and Dow, Lohnes & Albertson PLLC and Debevoise & Plimpton LLP are providing legal counsel.

Insight shareholders and other interested parties should read Insight’s relevant documents filed with the Securities and Exchange Commission when they become available because they will contain important information. Insight’s shareholders will be able to obtain such documents free of charge at the SEC’s web site (www.sec.gov) or from Insight at 810 7th Avenue, New York, NY 10019, Attn: Corporate Communications.

About Insight
Insight Communications, through a 50/50 partnership with Comcast, is the 9th largest cable operator in the United States, managing approximately 1.27 million basic customers (of whom half are attributable to Insight’s equity) in the four contiguous states of Illinois, Indiana, Ohio, and Kentucky. Insight specializes in offering bundled, state-of-the-art services in mid-sized communities, delivering analog and digital video, high-speed Internet, and voice telephony in selected markets to its customers.

About The Carlyle Group
The Carlyle Group is a global private equity firm with more than $24.5 billion under management. Carlyle invests in buyouts, venture capital, real estate, and leveraged finance in North America, Europe, and Asia, focusing on aerospace & defense, automotive & transportation, consumer & retail, energy & power, healthcare, industrial, technology & business services, and telecommunications & media. Since 1987, the firm has invested more than $12 billion of equity in over 350 transactions. The Carlyle Group employs more than 500 people in 14 countries.

Statements in this release represent the parties’ current intentions, plans, expectations and beliefs and involve risks and uncertainties that could cause actual events to differ materially from the events described in this release, including risks or uncertainties related to the success of the negotiations with the special committee and whether the merger will be completed, as well as changes in general economic conditions, stock market trading conditions, tax law requirements or government regulation, and changes in the broadband communications industry or the business or prospects of Insight. The reader is cautioned that these factors, as well as other factors described or to be described in SEC filings with respect to the transaction, are among the factors that could cause actual events or results to differ materially from the current expectations described herein. No agreement, arrangement or understanding shall be created between the parties with respect to Insight or the stock of Insight for purposes of any law, rule, regulation, or otherwise, until such time as definitive documentation and any agreement, arrangement, or understanding has been approved by the special committee and the Board of Directors of Insight and thereafter executed and delivered by Insight and all other relevant persons.

CONTACTS:

New Insight:	The Carlyle Group:
Joele Frank / Eden Abrahams	Chris Ullman
Joele Frank, Wilkinson Brimmer Katcher	(202) 729-5450
(212) 355-4449